UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

JBI, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88575M 20 0

(CUSIP Number)

Michael Dorrell 717 Fifth Avenue Floor 14 New York, New York 10019 (212) 907-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88575M 20 0	Page 2 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael B. Dorrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,071,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,071,429
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,071,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 3 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Murray Edward Bleach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 625,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 625,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 4 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Peter J. Bruce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 5 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael R. Coulton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 6 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Henry M. Dietrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 187,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 7 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Melissa Bridgeford Doering
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 8 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard Dunn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,375,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,375,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 9 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth T. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,517,303
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,517,303
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,517,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 10 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Glikbarg Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 327,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 327,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 88575M 20 0	Page 11 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS R. N. Gold & Company, Inc. Profit Sharing Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 88575M 20 0	Page 12 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Asami Ishimaru
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,297
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.61%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 13 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Craig Linden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,297
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.61%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 14 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Meyer & Doreen Luskin Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 88575M 20 0	Page 15 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Samuel May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 16 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Moreno Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 650,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 650,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 88575M 20 0	Page 17 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Duncan D. Murdoch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 18 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sherwin N. Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 597,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 597,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 19 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Luke R. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 20 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Trent D. Vichie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.15%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 21 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lawrence A. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.15%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 22 of 30

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, $0.001 par value per share (the “Common Stock”), of JBI, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1783 Allanport Road, Thorold, Ontario, Canada L0S 1K0.

Item 2.	Identity and Background.

(a) through (c) and (f)

This statement is being filed by the individuals and entities listed below (each a “Reporting Person” and, collectively, the “Reporting Persons”). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Name	Residence or Business Address	Present Principal Occupation and the Name, Principal Business and Address of Any Entity in which such Occupation is Conducted
Michael B. Dorrell	717 Fifth Avenue Floor 14 New York, NY 10022	Senior Managing Director Stonepeak Infrastructure Partners 717 Fifth Avenue Floor 14 New York, NY 10022

Murray Edward Bleach	28 Arnold Street Killara NSW 2071 Australia	Corporate Director

Peter J. Bruce	125 W. 55th Street New York, NY 10019	Investment Banker Macquarie Capital 125 W. 55th Street New York, NY 10019

Michael R. Colton	One Curzon Street London W1J 5HD United Kingdon	Counsel Lasalle Investment Management One Curzon Street London W1J 5HD United Kingdon

Henry M. Dietrich	55 E. 52nd Street 34th Floor New York, NY 10055	Principal First Avenue 55 E. 52nd Street 34th Floor New York, NY 10055

Melissa Bridgeford Doering	135 East 57th Street New York, NY 10022	Investment Management Guggenheim Real Estate 135 East 57th Street New York, NY 10022

Richard Dunn	Piazza d’Aracoeli 3 Rome, 00186 Italy	Private Investor

Kenneth T. Friedman	27800 Pacific Coast Highway Malibu, CA 90265	Private Investor Friedman Enterprises 27800 Pacific Coast Highway Malibu, CA 90265

Glikbarg Revocable Trust	200 W. Victoria Street Santa Barbara, CA 93101	n/a

R.N. Gold & Company, Inc. Profit Sharing Pension Trust	19 Rowayton Avenue Rowayton, CT 06853	n/a

CUSIP No. 88575M 20 0	Page 23 of 30

Asami Ishimaru	1049 Fifth Avenue New York, NY 10028	Retired

Craig Linden	1049 Fifth Avenue New York, NY 10028	Independent Contractor

Meyer & Doreen Luskin Family Trust	1884 Mango Way Los Angeles, CA 90049	n/a

Samuel May	350 South Grande Avenue Los Angeles, CA 90071	Accountant PricewaterhouseCoopers LLP 350 South Grande Avenue Los Angeles, CA 90071

Moreno Energy, Inc.	8818 Stable Crest Blvd Houston, TX 77024	n/a

Duncan D. Murdoch	125 W. 55th Street New York, NY 10019	Senior Managing Director Macquarie Capital 125 W. 55th Street New York, NY 10019

Sherwin N. Scott	21090 North Pima Road Scottsdale, AZ 85255	Private Investor

Luke R. Taylor	717 Fifth Avenue Floor 14 New York, NY 10022	Private Equity Stonepeak Infrastructure Partners 717 Fifth Avenue Floor 14 New York, NY 10022

Trent D. Vichie	717 Fifth Avenue Floor 14 New York, NY 10022	Fund Manager Stonepeak Infrastructure Partners 717 Fifth Avenue Floor 14 New York, NY 10022

Lawrence A. Weinstein	919 South Grand Avenue Los Angeles, CA 90015	Director Fashion Institute of Design and Merchandising 919 South Grand Avenue Los Angeles, CA 90015

(d) and (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration.

All Reporting Persons used personal funds to purchase their shares of Common Stock, with the exceptions that (i) the Glikbarg Revocable Trust and the Meyer & Doreen Luskin Family Trust used funds available to each trust, (ii) Moreno Energy, Inc. used working capital available to that company, and (iii) the R.N. Gold & Company, Inc. Profit Sharing Pension Trust used funds available to the pension trust.

The Reporting Persons entered into a letter agreement, dated May 15, 2012, by and among John Bordynuik, each of the Reporting Persons (the “Letter Agreement”). The Letter Agreement is more fully described in Item 4 of this Statement below. No shares were purchased by any Reporting Person pursuant to the Letter Agreement and, thus, no funds were used for such purpose.

Item 4.	Purpose of Transaction.

Between May 15, 2012 and May 18, 2012, the Issuer entered into Subscription Agreements (the “Purchase Agreements”) with several “accredited investors,” including the Reporting Persons (collectively, the “Purchasers”) in connection with a private placement of shares (the “Shares”) of Common Stock. Pursuant to the Purchase Agreements, the Issuer sold to the Purchasers an aggregate of 13,428,750 Shares at a purchase price of $0.80 per Share for aggregate gross proceeds to the Issuer of $10.7 million. The Reporting Persons purchased 11,181,250 of the 13,428,750 Shares at an aggregate purchase price of $8,945,000. As a condition to the closing of the transactions contemplated by the Purchase Agreements, the Purchasers required John W. Bordynuik to enter into a letter agreement, dated as of May 15, 2012 (“Letter Agreement”), pursuant to which Mr. Bordynuik made certain agreements regarding the voting of his shares of Common Stock and his one million shares of the Issuer’s Series A super majority voting preferred stock, $0.01 par value per share (the “Series A Preferred”). Mr. Bordynuik is the current Chief of Technology of the Issuer and the former President and Chief Executive Officer of the Issuer.

Pursuant to the Letter Agreement, Mr. Bordynuik agreed to vote his shares of Common Stock and Series A Preferred to, among other things, (i) effectuate the terms of the Letter Agreement, (ii) appoint five Qualified Independent Directors (as defined in the Letter Agreement) nominated by the Board of Directors to the Board, and (iii) change the name of the Issuer to “Plastic2Oil”. In addition, Mr. Bordynuik agreed to refrain from voting his shares of Common Stock and Series A Preferred to, among other things, (i) appoint himself or anyone who is not the President or Treasurer of the Issuer or a Qualified Independent Director as a member of the Board of Directors, (ii) amend the Issuer’s Articles of Incorporation or Bylaws, or the Certificate of Designations of the Series A Preferred or (iii) issue stock of the Issuer (other than Common Stock).

In addition, the Letter Agreement provides that in the event that Mr. Bordynuik violates the terms of the non-compete provisions of his employment agreement with the Issuer or attempts to transfer his shares of Series A Preferred, except as provided in the Letter Agreement, then he will be required to offer to purchase 100% of the respective shares of Common Stock owned by each Purchaser (the “Purchaser’s Put Right”). The Letter

CUSIP No. 88575M 20 0	Page 25 of 30

Agreement also provides that in event Mr. Bordynuik takes the actions discussed in the preceding sentence or additionally Kevin Rauber, the President of the Issuer, is terminated by the Issuer “without cause” or resigns “with good reason” (as such terms are defined in Mr. Rauber’s employment agreement with the Issuer) and at such time the Board is comprised of less than three Qualified Independent Directors, or Mr. Bordynuik material breaches certain sections of the Letter Agreement, then he shall offer to sell 100% of his shares of Series A Preferred to the Purchasers pro rata (the “Purchaser’s Call Right”). The purchase price for exercise of the Purchaser’s Put Right shall be the greater of (x) $1.00 and (y) the volume-weighted average trading price of the Common Stock in the 30 consecutive day period immediately preceding the date of the event triggering the purchase. The sale price for exercise of the Purchaser’s Call Right shall be the par value of $0.001 per share of Series A Preferred.

Following execution of the Letter Agreement, [two] Purchasers (the “Waiving Purchasers”) executed irrevocable waivers of all of their rights under the Letter Agreement. The Waiving Purchasers are not Reporting Persons.

The Reporting Persons acquired the shares of Common Stock of the Issuer in the private placement for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances, including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire from the Issuer.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement attached hereto as Exhibit 1 which is incorporated herein by reference.

Except as described herein, as of the date of this Schedule 13D, each of the Reporting Persons has no present plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change to the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those actions enumerated above.

CUSIP No. 88575M 20 0	Page 26 of 30

As a result of the agreements described above, including but not limited to the Letter Agreement, the Reporting Persons and the other parties to the Letter Agreement (other than Mr. Bordynuik and the Waiving Purchasers) may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. In addition, as a result of the agreements described above, including but not limited to the Letter Agreement, the following parties may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act: (a) the Reporting Persons; (b) other purchasers of Common Stock (other than the Waiving Purchasers) in private placement transactions that were entered into by the Issuer between May 15, 2012 and May 18, 2012; and (c) Mr. Bordynuik.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The percentage ownership information as presented in Item 5(a) and Item 5(b) is calculated based on 86,605,966 shares of Common Stock issued and outstanding, consisting of (i) 73,177,216 shares of the Issuer’s Common Stock that were outstanding as of May 14, 2012, as last reported by the Issuer in its Quarterly Report on Form 10-Q filed May 15, 2012, and (ii) the issuance of an aggregate of 13,428,750 shares of Common Stock as reported by the Issuer in its Current Reports on Form 8-K filed on May 17, 2012 and May 22, 2012.

(a) – (b) At May 16, 2012, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons was 16,548,100, or approximately 18.94% of the Issuer’s issued and outstanding shares of Common Stock.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote

Michael B. Dorrell*	3,071,429	3.52%	3,071,429	0	3,071,429	0
Murray Edward Bleach	625,000	0.72%	625,000	0	625,000	0
Peter J. Bruce	125,000	0.14%	125,000	0	125,000	0
Michael R. Colton	125,000	0.14%	125,000	0	125,000	0
Henry M. Dietrich	187,500	0.22%	187,500	0	187,500	0
Melissa Bridgeford Doering	250,000	0.29%	250,000	0	250,000	0
Richard Dunn	1,375,000	1.59%	1,375,000	0	1,375,000	0
Kenneth T. Friedman	1,517,303	1.75%	1,517,303	0	1,517,303	0
Glikbarg Revocable Trust	327,000	0.38%	327,000	0	327,000	0
R.N. Gold & Company, Inc. Profit Sharing Pension Trust	125,000	0.14%	125,000	0	125,000	0
Asami Ishimaru**	1,397,297	1.61%	0	1,397,297	0	1,397,297
Craig Linden**	1,397,297	1.61%	0	1,397,297	0	1,397,297
Meyer & Doreen Luskin Family Trust	2,500,000	2.89%	2,500,000	0	2,500,000	0
Samuel May	425,000	0.49%	425,000	0	425,000	0
Moreno Energy, Inc.	650,000	0.75%	650,000	0	650,000	0
Duncan D. Murdoch	125,000	0.14%	125,000	0	125,000	0
Sherwin N. Scott	597,571	0.69%	597,571	0	597,571	0
Luke R. Taylor	125,000	0.14%	125,000	0	125,000	0
Trent D. Vichie	1,000,000	1.15%	1,000,000	0	1,000,000	0
Lawrence A. Weinstein	1,000,000	1.15%	1,000,000	0	1,000,000	0

*	375,000 of the shares held by Mr. Dorrell are automatically issuable by the Issuer to Mr. Dorrell pursuant to a price protection agreement that was triggered by the private placement.

**	Asami Ishimaru and Craig Linden hold all shares beneficially owned as joint tenants with rights of survivorship.

CUSIP No. 88575M 20 0	Page 27 of 30

(c) Other than as described in this Schedule 13D or as set forth below, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

Pursuant to the Subscription Agreements, the Issuer agreed to issue and sell to the Reporting Persons an aggregate of 11,181,250 shares of Common Stock at a purchase price of $0.80 per share. The Reporting Persons participated in the private placement as follows:

Reporting Person	Shares of Common Stock Purchased in Private Placement

Michael B. Dorrell	125,000
Murray Edward Bleach	625,000
Peter J. Bruce	125,000
Michael R. Colton	125,000
Henry M. Dietrich	187,500
Melissa Bridgeford Doering	250,000
Richard Dunn	1,375,000
Kenneth T. Friedman	500,000
Glikbarg Revocable Trust	250,000
R.N. Gold & Company, Inc. Profit Sharing Pension Trust	125,000
Asami Ishimaru	400,000	*
Craig Linden	400,000	*
Meyer & Doreen Luskin Family Trust	2,500,000
Samuel May	425,000
Moreno Energy, Inc.	500,000
Duncan D. Murdoch	125,000
Sherwin N. Scott	418,750
Luke R. Taylor	125,000
Trent D. Vichie	1,000,000
Lawrence A. Weinstein	1,000,000

*	Asami Ishimaru and Craig Linden purchased 400,000 shares of Common Stock in the Private Placement together as joint tenants with rights of survivorship.

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In addition, the Reporting Persons have effected the following transactions in Common Stock during the past 60 days:

Reporting Person	Date	Shares Acquired	Shares Disposed	Price per Share	Description of Transaction

Glikbarg Revocable Trust	5/22/2012	4,500	—	$1.32	Open market purchase
Glikbarg Revocable Trust	5/22/2012	300	—	$1.37	Open market purchase
Glikbarg Revocable Trust	5/22/2012	2,400	—	$1.39	Open market purchase
Glikbarg Revocable Trust	5/22/2012	1,100	—	$1.35	Open market purchase
Glikbarg Revocable Trust	5/22/2012	68,700	—	$1.269	Open market purchase
Meyer & Doreen Luskin Family Trust	5/04/2012	—	170,000	$0	Charitable gift

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference herein. In addition, each of the Reporting Persons is a party to the Joint Filing Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Except as disclosed in or incorporated by reference into this Item 6 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Letter Agreement, dated as of May 15, 2012, between John Bordynuik and each of the Reporting Persons

2	Joint Filing Agreement among the Reporting Persons

3	Powers of Attorney of the Reporting Persons

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2012

/s/ Michael B. Dorrell *
Michael B. Dorrell

/s/ Murray Edward Bleach *
Murray Edward Bleach

/s/ Peter J. Bruce *
Peter J. Bruce

/s/ Michael R. Coulton *
Michael R. Coulton

/s/ Henry M. Dietrich *
Henry M. Dietrich

/s/ Melissa B. Doering *
Melissa B. Doering

/s/ Richard Dunn *
Richard Dunn

/s/ Kenneth T. Friedman *
Kenneth T. Friedman

/s/ Glikbarg Revocable Trust *
Glikbarg Recovable Trust

/s/ R.N. Gold & Company, Inc. Profit Sharing Pension Trust *
R.N. Gold & Company, Inc. Profit Sharing Pension Trust

/s/ Asami Ishimaru *
Asami Ishimaru

/s/ Craig Linden *
Craig Linden

/s/ Meyer & Doreen Luskin Family Trust *
Meyer & Doreen Luskin Family Trust

CUSIP No. 88575M 20 0	Page 30 of 30

/s/ Samuel May *
Samuel May

/s/ Moreno Energy, Inc. *
Moreno Energy, Inc.

/s/ Duncan D. Murdoch *
Duncan D. Murdoch

/s/ Sherwin N. Scott *
Sherwin N. Scott

/s/ Luke R. Taylor *
Luke R. Taylor

/s/ Trent D. Vichie *
Trent D. Vichie

/s/ Lawrence A. Weinstein *
Lawrence A. Weinstein

*/s/ David I. Meyers
David I. Meyers
Attorney-in-Fact